SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Quarterly Presentation of Results – 2Q11” dated on July 27, 2011

...where the improvement in the mix and increasing levels of service usage generated ARPU growth in the annual comparison.

Wireline Net Revenue*
R$ million

Consolidated EBIT, Financial Result and Net Result

R$ million

Consolidated Debt
R$ million

Source: Global Wireless Matrix 1Q11 – BofA Merryll Lynch
Source: Target; LatinPanel * Users LatinPanel from 7 to 60 years

Increase in Broadband Penetration	Services expansion outside São Paulo

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	July 27, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director

Results 2Q11

Telecomunicações de São Paulo S.A.

Vivo Participações S.A.

São Paulo, July 27, 2011.



Telefônica | vivo

Disclaimer

For comparative purposes, the 1Q11, 2Q10, YTD 2011 and 2010 figures were prepared on a combined basis. Thus, the quarterly and annual variations presented may differ from those reported in the financial statement filed with CVM through the form Quarterly Information – ITR.

This presentation may contain forward-looking statements concerning future prospects and objectives regarding growth of the subscriber base, a breakdown of the various services to be offered and their respective results. The exclusive purpose of such statements is to indicate how we intend to expand our business and they should therefore not be regarded as guarantees of future performance.

Our actual results may differ materially from those contained in such forward-looking statements, due to a variety of factors, including Brazilian political and economic factors, the development of competitive technologies, access to the capital required to achieve those results, and the emergence of strong competition in the markets in which we operate.

Index

01

Operating Performance

Telefónica of Brazil reaches, in its mobile and fixed operations, excellent balance between growth and profitability in the period.

	2Q11
Increased leadership in the postpaid mobile segment, specially in the data business	**36.1%** of postpaid market share*
Growth acceleration in services revenues, mainly mobile	**+15.1%** yoy in the mobile segment
Increased efficiency and higher integration of operations	**37.2%** consolidated margin

Corporate restructuring in its final phase of implementation

Competitive advantage and quality focus produced growth in the customer base, mainly in the mobile segment...


Accesses
Million
+12.2%
+3.9%
70.7
77.1
79.3
14.7
15.1
15.3*
56.0
62.1
64.0
2Q10
1Q11
2Q11
YoY
3.9%
14.4%
Fixed
Mobile


Net Additions
Thousand
41.4%
47.4%
1,769
1,988
685
920
1,083
1,068
57
93
(120)
(46)
1Q11
2Q11
Fixed
Fixed Broadband
Prepaid
Postpaid
Share of postpaid net additions

Source: Anatel.
*Considers 150 thousand customers of TVA, consolidated in June 2011.

Mobile Accesses
Million



+14.4%
+3.2%
YoY
56.0
11.4
44.6
62.1
13.3
48.7
64.0
14.2
49.8
25.4%
11.6%
2Q10
1Q11
2Q11
Prepaid
Postpaid

Growth of Mobile Broadband: +49%

ARPU
R$



+0.4%
+2.0%
25.0
4.9
20.1
24.6
5.4
19.2
25.1
5.9
19.2
2Q10
1Q11
2Q11
Voice
Data

Mobile Market Share
%



30.2%
34.7%
35.5%
29.5%
36.1%
42.5%
2Q10
2Q11
Blended
Postpaid
Broadband

Source: Anatel.

Fixed voice customer base more stable with increasing participation of duos and trios customers.

Accesses of Fixed Voice and Broadband
Million



+2.6%
+0.3 %
YoY
14.3
3.0
11.3
14.6
3.4
11.2
14.6
3.5
11.1
16.8%
-1.2%
2Q10
1Q11
2Q11
Fixed Accesses
Fixed Broadband

Pay TV Accesses
Million



+45.5%
+34.0%
0.5
0.5
0.7
2Q10
1Q11
2Q11

* Considers 150 thousand customers of TVA, consolidated in June 2011.

Growth of Fixed Voice Accesses 2Q11

Fixed lines performance better than comparable competitors

% of fixed broadband accesses over fixed voice accesses



26.4%
27.7%
29.4%
30.2%
31.2%
2Q10
3Q10
4Q10
1Q11
2Q11

The commercial performance combined with the integration of operations reflects in the increase of the Ebitda margin and record profitability in the quarter.

R$ million	2Q11	2Q10	Δ %
Net Operating Revenues	8,231.3	7,712.8	6.7%
Total Net Operating Service Revenue	7,969.4	7,441.0	7.1%
Wireless Service Revenue	4,753.0	4,129.8	15.1%
Wireline Service Revenue	4,211.9	3,894.6	8.1%
Eliminations (Revenues Intercompany)	(995.5)	(583.4)	70.6%
Net Handset Revenue	261.9	304.0	-13.8%
EBITDA	3,062.7	2,806.7	9.1%
EBITDA Margin	37.2%	36.4%	+0.8 p.p.
Net Result	1,149.4	884.4	30.0%

02

Financial Performance

Mobile Net Revenue*

R$ million



+15.1%
+5.4%
4,130
4,508
4,753
YoY
802
983
1,117
39.2%
1,490
1,628
1,701
14.2%
1,806
1,856
1,891
4.7%
2Q10
1Q11
2Q11
19.4%
20.4%
23.5%
Voice
Data + VAS
Network Usage**
% Data / Mobile Net Service Revenue

In order to simplify the analysis the chart does not include 'Other Revenues'.



Data Revenue + VAS
+39.2%
+13.6%
YoY
802
983
1.117
97
129
173
79.6%
425
532
583
37.1%
19.4%
20.4%
23.5%
281
321
361
28.6%
2Q10
1Q11
2Q11
SMS + MMS
Vivo Internet
Others
% Net Service Revenue

Data Revenue + VAS represents 23.5% of the Mobile Net Service Revenue.

*Without *Intercompanies eliminations.*

**Including eliminations reaches R$ 980.9 million in 2Q11 (-2.1% yoy)


+8.1%
+6.2%
YoY
3,895
3,966
4,212
226
100
779
126
2,663
208
108
846
127
2,677
291
189
896
130
2,707
28.7%
88.0%
15.0%
2.9%
1.7%
2Q10
1Q11
2Q11
Voice
Data
Others
Network Usage
Pay TV


Mix
%
2Q11
4.5%
6.9%
3.1%
21.3%
64.3%
2Q10
2.6%
5.8%
3.2%
20.0%
68.4%
Voice
Data
Others
Network Usage
Pay TV

* Without *Intercompanies eliminations.*

Consolidated Operating Expenses

R$ million


YoY
+13.6%
+2.7%
-0.9%
+5.6%
-0.4%
-31.8%
+0.6%
QoQ
+0.7%
+0.4%
-10.2%
+8.4%
+6.5%
+144.3%
+5.4%
(4,906)
(68)
(64)
4
(80)
1
(56)
(5,169)
2Q10
Personnel
Services Rendered
Goods Sold
Selling Expenses
G&A
Others
2Q11

Telefonica | vivo

Consolidated EBITDA and Margin

R$ million


Ebitda
36.4%
35.6%
37.2%
2,807
2,840
3,063
2Q10
1Q11
2Q11
EBITDA
EBITDA Margin


Ebitda Margin
Sale of Portugal Telecom shares
TVAs consolidation
+1.9 p.p.
2Q10
2Q11

EBIT



+15.2%
1,505
1,756
1,733
2Q10
1Q11
2Q11

Financial Result



2Q10
1Q11
2Q11
(142)
(12)
(33)

Net Result



+30.0%
+1.8%
884
1,129
1,149
2Q10
1Q11
2Q11

Consolidated CAPEX
R$ million


CAPEX
10.8%
10.8%
2,563
812
1,637
1,751
1H10
1H11
Capex
Capex related to licenses acquired in December/10
% Capex*/Net Operating Revenues

CAPEX of R$812 million with spectrum acquisition in the auction of December/10.

*Excluding the value related to the licenses acquisition of R$811.8 million.

03

Perspectives

Brazil offers great opportunities for growth, especially outside of São Paulo...

Evolution of Social Classes
Brazil


15%
53%
32%
2009
11%
42%
47%
2003
Increase of middle class in +30MM habitants

Regional Economic Growth (2010-2015)
Real rate of average annual growth - GDP


North
5.9%
Northeast
6.5%
Midwest
4.0%
4.5%
Southeast (except SP)
3.1%
3.8%
South
Average Brasil: + 4.6%

Source: Bradesco Study, Telefónica Analysis

... with even higher opportunities in the Telecom sector.

Elasticity in MoU



364
288
326
114
Developed Markets
Emerging Markets
Average
Brazil

Low end Mobile Penetration

	Pop.	Penetration
A / B	15%	90.3%
C	53%	79.0%
D / E	32%	72.9%


6%
20%
74%
7%
24%
69%
7%
27%
65%
2007
2008
2009
Only computer
Computer with internet
Without computer

Source: Telefónica of Brazil Internal study





MOBILE VOICE	126%	105%
FIXED VOICE	103%	61%
FBB	38%	22%
MBB	5%	3%

Source: Telefonica do Brasil - Internal study

Telefónica of Brazil is in an unique position to capture these opportunities...

Combining the best infrastructure...

Municipalities with 3G coverage



vivo
1,440
claro
411
TIM
250
oi
211

Source: Teleco / Anatel

Spectral Capacity



vivo
1,120
TIM
975
claro
1,115
oi
995

Source: Anatel / Internal Study

National Backbone



23,000 KM

Telesp Backhaul



Campinas
São José dos Campos
Jundiaí
Barueri
Guarulhos
Osasco
São Paulo
São Caetano do Sul
Santo André
Cotia
São Bernardo do Campo
Santos
São Vicente

28,000 KM

...with assets that give us an unique positioning in the market

- Most valuable brand in the Telecom sector*: **R$ 7.6 billion;**
- More than 79 million accesses;
- More than 400 own stores, 11 thousand resellers and 500 thousand recharge points;
- Consistent leadership in Anatel´s quality indicators;

1#

- Leader in quality and satisfaction;
- Leader in profitability;
- Leader in mobile market share;
- Strong position in the corporate segment.

* According to the Brand Finance Consultancy.

..., which makes us think of even greater synergies... (Update of operating synergies target in 16%)


OPERATING SYNERGIES NPV (R$ in billion) *
1.5/ 1.8
2.4/ 2.7
1.1/ 1.3
1.3 /1.5
-0.4
6.0 / 6.8
2.2 / 3.3
8.2 / 10.2
• 20% Revenues
• 60% OpEx
• 20% CapEx
7.3/9.3 initially estimated
Revenues
Commercial Costs & G&A
OpEx
CapEx
Network & IT
Integration Costs
Operating Synergies
Financial and other non-operating Synergies
Total Synergies


2011E operating synergies
R$ million
Oct-2010
Jun-2011
Revenues
OpEx
CapEx
Total Synergies
Integration Costs
Synergies after integrations costs (Gross)
35
77
66
179
-144
~35
108
44
214
367
-97
~270

- Overcoming initial estimates in the first year
- Reinvesting CapEx synergies to strengthen our leadership in 3G coverage, VAS and quality
- Run rate in line with previous estimates (R$ 0.9Bi in operating synergies in 2014E)
- Restructuring of the new company progressing to fully capture potential synergies

Telefonica | vivo

..., that are already being captured through new projects...

Examples

Integrated Action in Companies

Absolute leadership in the corporate segment and SMEs in SP

Leadership in the mobile segment

Sales of integrated solutions and cross selling

New Promotions in LD


RECARREGUE
E GANHE
COM BÔNUS PARA DDD
vivo
fixo
DDD

100% of bonus to long distance

Network and IT Vendor Management


vivo
Telefónica
vivo
Telefónica

Unification of Backbone and Data Center



- *Ensuring availability of systems*
- *Reduction of opex with leased circuits*

..., and by the acceleration of Innovation projects, mainly through Telefónica Group.

Examples

Torpedo Message


Novo Recado é deixado na Cx Postal
Recado convertido em texto com eventual ajuda humana
Envio do Recado por SMS ao Destinatário

1.7 MM Packages in 4 months

Ring Back Tone



2.0 MM users in 6 months

'Soletrando'



240 thousand users in 30d

Security



20 thousand users in the 1st week

Kantoo



2.3 MM users

Financial Services



Co Branded Cards 850 M

PTT


vivo DIRETO

3.7K users 30d (Pilot)

Mega Promo SMS


zed

> 7MM SMS

We are positioned for this opportunity based on the five strategic lines ...

Strategic lines of action "our DNA"

1. **Connected:** total coverage and massification of broadband/TV
2. **Innovator:** hotbed of new services (ex: vertical) going beyond the core business
3. **Agile:** processes simplification, best time to market and capture of synergies
4. **Committed:** Vivo as reference commercial brand and Telefónica GPTW
5. **Unique:** team, channel, network, brand, ...

..., and supported by an integrated working model

New Structure...


New company
(Vivo + Telesp)
Individual Market
Companies Market
Innovation & New Businesses
IT/ Network/ HR/ ...

Structure prepared to work on capturing growth and customer oriented

..., with an integrated working model

- Common Infrastructure
- Effective management of Talent/Profiles
- Integration of support areas
- Minimum “distraction” of organizations
- Focus on customer segments
- Culture preservation
- Driver for innovation
- Focus on results

Maximize existing strengths, ensuring the advancement and business growth and capture of synergies

Summarizing :

- Telefónica of Brazil, through the assets of Vivo and Telesp, positions itself uniquely in the Brazilian telecommunications market...
- ..., the growth and profitability demonstrated in the results of this quarter reflect the consistency of our operations...
- ..., which added to the rapid expansion of the Brazilian economy, makes us aspire an even greater results for the joint operation...
- ..., fact that we want to achieve through an unique identity and structure.

We aim to consolidate as a reference in the telecommunications market, providing integral and integrated services, and positioning ourselves as market leaders in size, innovation and quality.

Telefonica